Exhibit 4(b)(xvi)

GE LIFE AND ANNUITY ASSURANCE COMPANY

ANNUITY CROSS FUNDED ENDORSEMENT

The Contract to which this endorsement is added, is endorsed as follows:

1. Add	the following Definition:

CROSS FUNDED ANNUITY — The deferred annuity Contract issued and agreed upon by GE Life and Annuity Assurance Company as indicated on the Contract data pages.

2. The	Death Benefit Provisions Upon the Death of An Annuitant or Joint Annuitant provision of the Death Provisions section is amended by adding the following paragraph:

Withdrawals of any Contract Value that are immediately allocated to the Cross Funded Annuity reduce the Death Benefit provided under the Contract or any optional riders in the same manner as any other withdrawal of Contract Value. Except as othewise required by law, GE Life and Annuity Assurance Company will treat for federal and state income tax reporting purposes the withdrawals that are immediately allocated to the Cross Funded Annuity, as non-taxable internal transfers of assets inside a single deferred annuity.

3.	The Surrender Charge provision in the Contract Value Benefits section is amended by adding the following paragraph:

Withdrawals of any Contract Value that are immediately allocated to the Cross Funded Annuity are not subject to a surrender charge. In addition, if you want to take additional withdrawals of any Contract Value, amounts allocated to the Cross Funded Annuity from this Contract will not be considered a withdrawal of any of the 10% free withdrawal amount.

This endorsement is effective on the Contract Date unless another date is specified on the Contract data pages.

For GE Life and Annuity Assurance Company,

/s/  PAMELA S. SCHUTZ

Pamela S. Schutz

    President

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